UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                          Commission File No. 0-6032

(Check One):
[ ] Form 10-K    [ ] Form 20-F   [X] Form 11-K   [ ] Form 10-Q  [ ] Form N-SAR

                For Period Ended:                 December 31, 1997
                                                  -----------------
                [ ]  Transition Report on Form 10-K
                [ ]  Transition Report on Form 20-F
                [ ]  Transition Report on Form 11-K
                [ ]  Transition Report on Form 10-Q
                [ ]  Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                 ---------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Title of the Plan

           COMPASS BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
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Full Name of Registrant

                          COMPASS BANCSHARES, INC.
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Former Name if Applicable

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Address of Principal Executive Offices (Street and Number)

                           15 South 20th Street
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City, State and Zip Code

                         Birmingham, Alabama 35233
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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          Due to data processing problems and the inability to collect all of the information required to be disclosed in the audited financial statements for the plan required by Form 11-K, it is currently impossible to prepare audited financial statements for the Compass Bancshares, Inc. Employee Stock Ownership Plan without unreasonable effort and expense. The registrant has undertaken steps to have programming changes made in order to collect the required information.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

            Jeffery O. Horne             (205)          558-5720
            ----------------             -----          --------
                 (Name)               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X]  Yes    [ ]  No


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

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
    estimate of the result cannot be made.      [ ]  Yes  [X]  No


                           COMPASS BANCSHARES, INC.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 1998                 /s/ Garrett R. Hegel
      -------------                 -----------------------
                                    Garrett R. Hegel,
                                    Chief Financial Officer

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